March 26, 2025

Liat Zalts
Chief Financial Officer
Pluri Inc.
Matam Advanced Technology Park
Building No.5
Haifa, Israel, 3508409

        Re: Pluri Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed March 14, 2025
            File No. 001-31392
Dear Liat Zalts:

        We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 6 - Private Placement Proposal, page 14

1. We note that Proposal No. 6 seeks shareholders of Pluri Inc. to approve the exercise of the Warrants and the issuance of the Consideration Shares in connection with the acquisition of a majority of the equity interests in Kokomodo Ltd. Insofar as your shareholders will not have a separate opportunity to vote on that transaction, please revise your disclosure to include the information required pursuant to Note A of
       Schedule 14A, including the information set forth in Items 11, 13, and 14 of Schedule
       14A. Refer to Question and Answer 151.02 of the Compliance and
Disclosure
       Interpretations for Proxy Rules and Schedules 14A/14C available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 26, 2025
Page 2

      Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Ron Ben-Bassat, Esq.